United States securities and exchange commission logo





                          June 6, 2024

       Don O   Connell
       Chief Executive Officer
       CHARLES & COLVARD, LTD.
       170 Southport Drive
       Morrisville, NC 27560

                                                        Re: CHARLES & COLVARD,
LTD.
                                                            Registration
Statement on Form S-3
                                                            Filed on May 31,
2024
                                                            File No. 333-279874

       Dear Don O   Connell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Julie F. Rizzo